Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

December 29, 2023

VIA EDGAR

Re:	Flutter Entertainment plc

Amendment No. 1 to

Draft Registration Statement on Form 20-F

Submitted December 5, 2023

CIK No. 0001635327

Austin Pattan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Pattan:

On behalf of Flutter Entertainment plc (“Flutter”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the registration of its ordinary shares, marked to show changes from Amendment No. 1 to the Draft Registration Statement confidentially submitted on December 5, 2023 (“Amendment No. 1”). We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 2 -	December 29, 2023

In addition, we are providing the following responses to your comment letter, dated December 21, 2023, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Flutter.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Business Overview, page 57

1.

We note your response to prior comment 6. Please revise to clarify whether any aspects of your Positive Impact Plan are required to be implemented by management, or if there are any specific milestones or actions that must be taken in order to achieve the stated goals. If not, please revise to clearly state as such.

Flutter has revised page 61 to add information about certain of the milestones and targets it has set for itself to track its progress in achieving the goals of its Positive Impact Plan. In addition, it has revised to clarify that while it has adopted various policies and procedures to facilitate the achievement of the goals and targets it sets for itself, they are not ultimately required to be implemented by management and there is no guarantee that Flutter will achieve them.

Item 5. Operating and Financial Review and Prospects

Key Operational Metrics, page 84

2.

Your revised disclosure in response to prior comment 4 states that multi-product players that use a single brand are not duplicated when determining total AMPs in each division or the Group’s total AMPs, and players that use multiple brands within a division would be counted as an AMP for each brand that they use. Please revise to address the following:

•	Identify the significant brands that cross multiple product categories and the related product categories for each significant brand.

•

Explain why you utilize a different methodology to count players that use multiple brands within a division and not multi-product players that use a single brand, specifically clarifying the significance of brands in determining AMPs.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 3 -	December 29, 2023

•	Explain why duplicate counting of players that use multiple brands within a division does not result in a difference between the aggregate of AMPs by geographic division and total Group AMPs.

•	In your response, provide us with examples of how players can be counted in your AMPs measure based on product, brand and division to add context to your definition of AMPs on page 58.

In response to the first bullet point of the Staff’s comment, Flutter has revised pages 58 and 82 to identify the product categories offered by each of its significant brands.

In response to the Staff’s second, third and fourth bullet points, Flutter advises the Staff that its AMPs information is based on player data collected by each of its brands. A subset of its brands, including each of its Sky Betting & Gaming, Paddy Power (combined with Betfair) and tombola brands in its UK&I division, collects this information on their own unique data platforms. Accordingly, while Flutter is able to remove any duplication of AMPs information within each of its brands, AMPs information at the product, division and Group level reflects duplication of any players that may use multiple brands that collect AMPs data using different data platforms. For example, a player that uses multiple products within one brand in a division (or within multiple brands within a division that use the same data platform) would count as one AMP for each product category used and also as one AMP for the applicable division and the Group as a whole. By contrast, a player that uses one product in each of two different brands in a division that use different data platforms would count as one AMP for each product category used and would count as two total AMPs for the applicable division and as two total AMPs for the Group as a whole (i.e., such a player is counted for each product category and such duplication remains at the division and Group level). Flutter believes that the extent of such duplication is not material as it primarily relates to its UK&I division where Flutter utilizes multiple brands operating independent platforms across different product categories, but where Flutter believes that most players tend to utilize only one brand given each brand has its own separate registration system and player platform. Moreover, Flutter believes that the existence of such player duplication does not undercut the meaningfulness of this data for assessing underlying trends in its business, and its management uses its AMPs information for this purpose. Flutter has enhanced the disclosure on pages 59 and 85 to reflect the foregoing.

3.	We note your response to prior comment 10. Please address the following regarding AMPs:

•	Revise to discuss the extent to which you use AMPs in managing your business, across product categories, geographic divisions, and at the Group level.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 4 -	December 29, 2023

•	Explain what is meant by the reference in your response to “quantum” playing individual products.

•

Revise to quantify total Group AMPs for the prior comparable periods. In this regard we note that you quantify the increases in AMPs as part of your discussion and analysis of consolidated results on pages 90 and 91.

•	In your response, provide us with the breakdown of AMPs between sportsbooks and iGaming players by segment for each period presented, if available.

•

Further explain to us why you believe providing such breakdown of AMPs would not be meaningful for an understanding of your business. In this regard we note discussion and quantification of the increase in AMPs in relation to iGaming revenues for the U.S. geographic division on page 93.

Flutter has revised pages 92, 97, 99 and 103 to provide a breakdown of AMPs between its sportsbook, iGaming and other product categories across each geographic division and at the Group level for each period presented.

4.

Regarding your response to prior comment 10 as it relates to iGaming products, please explain why the lack of variability of outcome causes staking information for iGaming to be a less relevant metric. In your response, provide us with quantified information of stakes or a similar metric for your iGaming products by geographic segment for each period presented, to the extent available. In addition, tell us the net revenue margin or similar measure for iGaming by geographic segment for each period presented, if available.

Flutter advises the Staff that because management does not utilize staking information to track performance of its iGaming products, Flutter does not collect this information in a comprehensive or reliable manner and accordingly cannot provide quantified information of stakes, net revenue margin or a similar measure for iGaming by geographic segment. Flutter respectfully advises the Staff for additional context that while the variability of sporting outcomes can result in an impact to sportsbook revenue that may obscure underlying trends in the sportsbook business relating to growth in amounts wagered and, accordingly, staking data can provide additional useful information, Flutter’s iGaming business is not subject to the same variability in outcomes. Therefore Flutter management is able to assess trends in its iGaming business by analyzing AMPs and revenue changes, without the need to collect or analyze stakes and believes that collecting and analyzing stakes data in its iGaming business would not provide meaningful incremental information regarding trends in such business that is not already provided by collecting and analyzing its iGaming AMPs and revenue data. Flutter has enhanced the disclosure on page 86 to reflect the foregoing.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	- 5 -	December 29, 2023

Trends and Factors Affecting Our Future Performance, page 85

5.

We note your revised disclosure in response to prior comment 3 that remediation actions related your internal control over financial reporting are expected to be time-consuming and put significant demands on the company’s financial and operational resources. While you state that you cannot provide an estimate of the costs expected to be incurred, please revise here to discuss, in qualitative terms, the impact of remediation if the related costs are reasonably likely to be material. Refer to Item 5.D of Form 20-F.

Flutter has revised pages 48, 87 and 88 to discuss in qualitative terms additional detail regarding the impact of its remediation efforts while noting that it does not believe that the costs of such efforts are reasonably likely to be material.

General

6.	We note your release of your third quarter trading update on your company website, please include a discussion of your financial performance for this period in your registration statement.

Flutter has revised pages 90, 91 and 92 to disclose and discuss the total and division revenue and AMPs data provided within its third quarter trading update.

*                *                 *                *                *

Please do not hesitate to call me at (202) 636-5804 or Jonathan Ozner at (212) 455-2632 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Matthew Derby

Joyce Sweeney

Kathleen Collins

Flutter Entertainment plc

Peter Jackson

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